Filed Pursuant to Rule 433
Registration No. 333-229844
February 22, 2021

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated February 22, 2021)

Issuer:	Georgia Power Company
Security:	Series 2021A 3.25% Senior Notes due March 15, 2051
Expected Ratings:*	Baa1 (Stable)/A- (Negative)/A- (Negative) (Moody's/Standard & Poor's/Fitch)
Principal Amount:	$750,000,000
Initial Public Offering Price:	99.903%
Maturity Date:	March 15, 2051
Treasury Benchmark:	1.625% due November 15, 2050
Benchmark Treasury Yield:	2.185%
Spread to Treasury:	+107 basis points
Re-offer Yield:	3.255%
Optional Redemption:
Make-Whole Call:	Prior to September 15, 2050 at T+20 basis points
Par Call:	On or after September 15, 2050 at 100%
Coupon:	3.25%
Interest Payment Dates:	March 15 and September 15 of each year, beginning September 15, 2021
Format:	SEC Registered
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
CUSIP/ISIN:	373334 KP5/US373334KP56
Trade Date:	February 22, 2021
Expected Settlement Date:	February 26, 2021 (T+4)
Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Goldman Sachs & Co. LLC MUFG Securities Americas Inc. PNC Capital Markets LLC
Co-Managers:	Fifth Third Securities, Inc.
RBC Capital Markets, LLC
TD Securities (USA) LLC
Santander Investment Securities Inc.
Academy Securities, Inc.
C.L. King & Associates, Inc.
Loop Capital Markets LLC
MFR Securities, Inc.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0727, Barclays Capital Inc. toll free at 1-888-603-5847, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Goldman Sachs & Co. LLC toll free at 1-866-471-2526, MUFG Securities Americas Inc. toll free at 1-877-649-6848 or PNC Capital Markets LLC toll free at 1-855-881-0697.